                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of                 April                                  , 2004
                 ---------------       --------------------------------

         SHELL CANADA LIMITED
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

         400 - 4 Avenue S.W., Calgary, Alberta.  T2P 0J4
--------------------------------------------------------------------------------
(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                           Form 20-F.....   Form 40-F..X..

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes.....         No..X..

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SHELL CANADA LIMITED
                                       -----------------------------------
                                       (Registrant)

Date: April 28, 2004                   By: "H.W. LEMIEUX"
                                           -------------------------------
                                                    (Signature)

                                           H.W. Lemieux, Vice President
                                           -------------------------------
                                                 (Name and Title)

                                       By: "J.M. COULL"
                                           -------------------------------
                                                    (Signature)

                                           J.M. Coull, Assistant Secretary
                                           -------------------------------
                                                 (Name and Title)

[LOGO (Shell Canada Limited)]


                               2004 INTERIM REPORT


Management's Discussion and Analysis

First-Quarter Results

         CALGARY, ALBERTA - Shell Canada Limited announced record quarterly earnings of $368 million or $1.34 per Common Share for the first quarter of 2004. This is up 73 per cent from $213 million or $0.77 per share in the first quarter of 2003. The earnings increase was largely due to the positive contribution from the Athabasca Oil Sands Project, which was in start-up mode in the same period last year. First-quarter 2004 earnings also include a one-time benefit of $25 million from a future income tax revaluation following announced Alberta income tax changes.

         Cash flow from operations for the first three months of 2004 was a record $552 million compared with $414 million for the same period in 2003. First-quarter capital and exploration expenditures were $150 million versus $196 million for 2003.

         "Positive earnings from Oil Sands, and strong commodity prices and refining margins contributed to the quarter's record earnings and cash flow," said Linda Cook, President and Chief Executive Officer, Shell Canada Limited. "I continue to be pleased with the performance of all businesses, in particular with the strong operational performance at our refineries and the increasing contributions from Oil Sands to earnings and future growth."



[GRAPH]



 1  SHELL CANADA LIMITED  First-Quarter Results

SEGMENTED INFORMATION

     EXPLORATION & PRODUCTION

          Note: Effective January 2004, the Resources business unit was renamed Exploration & Production (E&P).

          Exploration & Production first-quarter earnings in 2004 were $156 million, down from $202 million for the same period in 2003. Earnings decreased compared to the same period last year due to lower realized Canadian dollar prices for natural gas and natural gas liquids and lower production volumes. E&P depreciation charges increased versus the first quarter of 2003 due to higher Sable Offshore Energy Project
          (SOEP) unit depreciation rates, consistent with the previously announced reserves revisions. First-quarter earnings in 2004 include a one-time gain of $12 million from revaluation of future income taxes.

          Western Canada production volumes were lower than in the first quarter of 2003, but continuing exploration and development investments have been successful in partially offsetting the impact of natural field declines. Volumes for Sable have increased due to start-up of the Alma field in late 2003. South Venture facilities are under construction and the field, which will help sustain SOEP production rates, is expected to start up late this year.

     OIL SANDS

          Oil Sands achieved first-quarter 2004 earnings of $96 million compared with a loss of $105 million for the same period in 2003 when the Athabasca Oil Sands Project was in start-up mode. Earnings for the first quarter of 2004 include $19 million related to an insurance settlement and a one-time gain of $10 million from revaluation of future income taxes.

          Extreme cold in January and planned and unplanned maintenance activities affected both volumes and costs during the first quarter of 2004. The focus has been, and remains, on continuous improvement - safely and steadily increasing reliability and production while consistently meeting customers' needs. The project continued to make progress during the first quarter. Production reached new daily and weekly highs and averaged four per cent higher than the fourth quarter of 2003. First-quarter 2004 production was 135,900 barrels per day (81,600 Shell share) of bitumen, 88 per cent of the 155,000 barrels per day design rate.

          High natural gas prices, production volumes below the design rate and incremental costs associated with maintenance activities resulted in unit cash operating costs of $22.34 per barrel for the quarter. Additional information on unit costs appears in the attached Operating Highlights. Unit cash operating costs will decline as volumes increase and ramp-up challenges are resolved, but as previously reported, are expected to be above the long-term target range in 2004. Upgrader optimization initiatives in the first quarter increased the light to heavy ratio of synthetic product in the overall sales mix, resulting in an improved average price realization versus Edmonton light crude oil.




 2  SHELL CANADA LIMITED  First-Quarter Results

          The Company achieved a final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the mine site. Proceeds of the final settlement were recorded in revenue in the first quarter. Shell continues to pursue claims for lost profits resulting from production delays caused by the fire.

          Oil Sands received the decision report and conditional approval for Phase 1 of the Jackpine Mine in the first quarter, with formal government approvals expected shortly. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. The timing of an investment decision for this development will depend on market conditions, project cost and sustainable development considerations.

     OIL PRODUCTS

          Oil Products earnings in the first-quarter were $118 million compared with $117 million for the same period in the previous year. Refining margins, although down from the same period in 2003, remained strong, particularly for gasoline due to low inventories in North America. Retail marketing margins were depressed as pump prices failed to reflect the full extent of the increases in underlying product values. High refinery utilization helped to offset the lower margins. The Scotford Refinery also realized benefits of integration with the upgrader, achieving higher throughput due to increased feedstock availability and the refinery's new configuration.

          Oil Products successfully completed a minor shutdown for maintenance at the Sarnia Refinery in the first quarter. The Montreal East Refinery will undertake a major refinery shutdown in the second quarter of 2004, which will affect financial results.

     CORPORATE

          Corporate reported negative earnings of $2 million in the first quarter compared with negative earnings of $1 million during the same period last year. Lower foreign exchange gains were realized in 2004 than for the same period last year. These were partly offset by income tax refund settlement interest and lower interest expense due to lower net debt and interest rates.

     CASH FLOW AND FINANCING

          First-quarter cash flow from operations was a record $552 million. After cash invested, dividends, increased working capital and other corporate items, the company had cash available of $230 million in the first quarter. The company used most of these funds to reduce sales under Shell's accounts receivable securitization program. Securitized receivables were reduced by $216 million in the quarter to $365 million. Together with small reductions in outstanding commercial paper and medium term notes, this resulted in combined debt and accounts receivable securitization of $1,235 million at the end of the first quarter, down from $1,466 million at the end of 2003.

          On April 19, 2004, Standard and Poor's Rating Services (S&P) lowered its long-term corporate credit ratings on Shell Canada from 'AA+' to 'AA.' The ratings also remain on credit watch with negative implications. At the same time, S&P placed Shell Canada's short-term and commercial paper credit ratings on credit watch with negative implications. These rating actions by S&P are a direct result of ratings actions on the Royal Dutch/Shell Group of Companies, Shell Canada's parent. S&P's actions are not expected to have any material impact on Shell Canada's financing costs.



 3  SHELL CANADA LIMITED  First-Quarter Results

     CHANGE IN ACCOUNTING POLICY

          Effective January 1, 2004, the Company adopted the new Canadian accounting standard with respect to asset retirement obligations. As well, in the fourth quarter of 2003, the Company adopted the amended Canadian accounting standard with respect to stock based compensation. The quarterly financial statements for 2003 have been restated to reflect these changes, resulting in a reduction in 2003 first quarter earnings of $3 million.

     OUTSTANDING SHARES

          At March 31, 2004, the Company had 275,254,273 Common Shares and 100 Preference Shares outstanding (December 31, 2003 - 275,042,159 Common Shares and 100 Preference Shares). There were 7,058,997 employee stock options outstanding, of which 3,607,160 were exercisable at March 31, 2004 (December 31, 2003 - 5,873,119 outstanding and 2,807,548 exercisable). Additional stock options were granted and some prior year stock options vested during the first quarter, which gave rise to the increase.

     ADDITIONAL INFORMATION

          Additional information relating to Shell Canada Limited filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including Shell's Annual Information Form (AIF/Form 40-F), can be found on line at www.sedar.com and www.sec.gov.

          This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project startup and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation.These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.




 4  SHELL CANADA LIMITED  First-Quarter Results


FINANCIAL HIGHLIGHTS

                                                           First Quarter

($ millions, except as noted) (unaudited)               2004           2003
                                                                  (restated)
                                                       -----      ---------
Earnings                                                 368            213
Revenues                                               2 514          2 457
Cash flow from operations                                552            414
Return on average common shareholders' equity (%)       17.6           13.7
Interest coverage                                       25.1           18.5
Per Common Share (dollars)
   Earnings - basic (Note 5)                            1.34           0.77
   Earnings - diluted (Note 5)                          1.33           0.77
   Dividends paid                                       0.22           0.20
                                                       -----      ---------
RESULTS BY SEGMENT
Earnings
   Exploration & Production                              156            202
   Oil Sands                                              96           (105)
   Oil Products                                          118            117
   Corporate                                              (2)            (1)
                                                       -----      ---------
Total                                                    368            213
                                                       =====      =========
Revenues
   Exploration & Production                              527            621
   Oil Sands                                             512             28
   Oil Products                                        1 834          1 886
   Corporate                                              19             25
   Inter-segment sales                                  (378)          (103)
                                                       -----      ---------
Total                                                  2 514          2 457
                                                       =====      =========
Cash flow from operations
   Exploration & Production                              238            305
   Oil Sands                                             172            (30)
   Oil Products                                          144            133
   Corporate                                              (2)             6
                                                       -----      ---------
Total                                                    552            414
                                                       =====      =========
Capital and exploration expenditures
   Exploration & Production                               99            100
   Oil Sands                                              30             71
   Oil Products                                           18             24
   Corporate                                               3              1
                                                       -----      ---------
Total                                                    150            196
                                                       =====      =========

Return on average capital employed (%)(1)
   Exploration & Production                             31.9           29.3
   Oil Sands                                             1.9            N/A
   Oil Products                                         16.0           14.3
                                                       -----      ---------
Total                                                   14.7           11.3
                                                       -----      ---------


(1) Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is defined as the last four quarters' earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders' equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.


 5  SHELL CANADA LIMITED  First-Quarter Results

OPERATING HIGHLIGHTS

                                                                 First Quarter
(unaudited)                                                   2004          2003
-----------                                                   ----          ----
EXPLORATION & PRODUCTION

PRODUCTION
   Western Canada natural gas - gross (mmcf/d)                 427           444
   Sable natural gas - gross (mmcf/d)                          140           136
                                                           -------        ------
Total natural gas - gross (mmcf/d)                             567           580
                                                           =======        ======
Ethane,propane and butane - gross (bbls/d)                  24 300        27 000
Condensate - gross (bbls/d)                                 15 600        17 500
Bitumen - gross (bbls/d)                                     8 500        11 800
Sulphur - gross (tons/d)                                     5 800         6 100

SALES(1)

Natural gas (mmcf/d)                                           549           572
Ethane,propane and butane (bbls/d)                          48 100        50 100
Condensate (bbls/d)                                         17 900        17 900
Bitumen products (bbls/d)                                   12 000        16 600
Sulphur (tons/d)                                            10 600        10 200
                                                           -------        ------
OIL SANDS

PRODUCTION
Bitumen - gross (bbls/d)                                    81 600            --

SALES(1)

   Synthetic crude sales excluding blend stocks (bbls/d)    87 200            --
   Purchased upgrader blend stocks (bbls/d)                 41 400            --
                                                           -------        ------
Total synthetic crude sales (bbls/d)                       128 600            --
                                                           =======        ======

UNIT COSTS(2)
   Cash operating cost - excluding natural gas ($/bbl)       17.66            --
   Cash operating cost - natural gas ($/bbl)                  4.68            --
                                                           -------        ------
Total cash operating cost ($/bbl)                            22.34            --
   Depreciation,depletion and amortization ($/bbl)            4.98            --
                                                           -------        ------
Total unit cost ($/bbl)                                      27.32            --
                                                           =======        ======
OIL PRODUCTS

SALES(1)

   Gasolines (m(3)/d)                                       19 900        19 700
   Middle distillates (m(3)/d)                              19 700        18 500
   Other products (m3/d)                                     6 000         5 800
                                                           -------        ------
Total Oil Products sales (m(3)/d)                           45 600        44 000
                                                           =======        ======
Crude oil processed by Shell refineries (m(3)/d)(3)         46 100        42 200
Refinery utilization (per cent)(4)                              92            90
Earnings per litre (cents)(5)                                  2.8           3.0


DEFINITIONS

1 Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

2 Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. In the first quarter of 2004, cash cost items included in COGS were $52 million. Unit cash operating cost in the first quarter of 2004 includes mobile equipment lease costs of $0.52 per barrel. Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written-off over the first three years of the project life (2003-2005) and account for $1.84 per barrel of the total unit DD&A cost. Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

3 Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

4 Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

5 Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.


 6  SHELL CANADA LIMITED  First-Quarter Results


                                                                                    First Quarter
                                                                                ---------------------
(unaudited)                                                                      2004          2003
                                                                                -------       -------
PRICES

Natural gas average plant gate netback price ($/mcf)                              6.54          7.94
Ethane,propane and butane average field gate price ($/bbl)                       28.57         30.28
Condensate average field gate price ($/bbl)                                      43.47         48.64
Synthetic crude average plant gate price ($/bbl)                                 40.33             -


[GRAPH NATURAL GAS]                [GRAPH ETHANE]


[GRAPH CONDENSATE AVERAGE PRICE]                 [GRAPH SYNTHETIC CRUDE]



 7 SHELL CANADA LIMITED  First-Quarter Results

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
($ millions, except as noted) (unaudited)


                                                                                        First Quarter
                                                                                    2004           2003
                                                                                   ------        -------
                                                                                                (restated)
REVENUES
Sales and other operating revenues                                                  2 492          2 450
Dividends, interest and other income                                                   22              7
                                                                                    -----          -----
TOTAL REVENUES                                                                      2 514          2 457
                                                                                    =====          =====
EXPENSES
Cost of goods sold                                                                  1 277          1 436
Transportation (Note 4)                                                                78             66
Operating, selling and general                                                        422            417
Exploration                                                                            11             21
Depreciation, depletion, amortization and retirements                                 174            146
Interest on long-term debt                                                              5              8
Other interest and financing charges                                                    4              9
                                                                                    -----          -----
TOTAL EXPENSES                                                                      1 971          2 103
                                                                                    =====          =====
EARNINGS
Earnings before income tax                                                            543            354
                                                                                    -----          -----
Current income tax                                                                    183            110
Future income tax                                                                      (8)            31
                                                                                    -----          -----
Total income tax                                                                      175            141
                                                                                    -----          -----
EARNINGS                                                                              368            213
                                                                                    -----          -----
Per Common Share (dollars) (Note 5)
   Earnings - basic                                                                  1.34           0.77
   Earnings - diluted                                                                1.33           0.77
Common Shares outstanding (millions - weighted average)                               275            276
                                                                                    =====          =====
RETAINED EARNINGS
Balance at beginning of period                                                      5 045          4 608
Implementation of accounting standard (Note 2)                                         --            (79)
Earnings                                                                              368            213
                                                                                    -----          -----
                                                                                    5 413          4 742
Common Shares buy-back (Note 7)                                                         9             13
Dividends                                                                              61             55
                                                                                    -----          -----
BALANCE AT END OF PERIOD                                                            5 343          4 674
                                                                                    =====          =====

8   SHELL CANADA LIMITED  First-Quarter Results

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                               First Quarter
($ millions) (unaudited)                                                      2004       2003
------------------------                                                      ----       ----
                                                                                    (restated)
CASH FROM OPERATING ACTIVITIES
Earnings                                                                       368        213
Exploration                                                                     11         21
Non-cash items
    Depreciation,depletion,amortization and retirements                        174        146
    Future income tax                                                           (8)        31
    Other items                                                                  7          3
                                                                              ----       ----
Cash flow from operations                                                      552        414
Movement in working capital and other from operating activities (Note 8)      (299)      (333)
                                                                              ----       ----
                                                                               253         81
                                                                              ====       ====

CASH INVESTED

Capital and exploration expenditures                                          (150)      (196)
Movement in working capital from investing activities                          (46)         7
Capital expenditures and movement in working capital                          (196)      (189)
Proceeds on disposal of properties, plant and equipment                         --         --
Investments, long-term receivables and other                                    15         (3)
                                                                              ----       ----
                                                                              (181)      (192)
                                                                              ====       ====

CASH FROM FINANCING ACTIVITIES

Common Shares buy-back (Note 7)                                                 (9)       (14)
Proceeds from exercise of Common Share stock options                            12          1
Dividends paid                                                                 (61)       (55)
Long-term debt and other                                                        (5)         4
Short-term financing                                                            (9)       175
                                                                              ----       ----
                                                                               (72)       111
                                                                              ====       ====

INCREASE IN CASH                                                                --         --
CASH AT BEGINNING OF PERIOD                                                     --         --
                                                                              ----       ----
CASH AT MARCH 31                                                                --         --
                                                                              ====       ====

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Dividends received                                                           1          3
    Interest received                                                           17         --
    Interest paid                                                               11         20
    Income tax paid                                                            150        170





 9  SHELL CANADA LIMITED  First-Quarter Results

CONSOLIDATED BALANCE SHEET

                                                                       March 31,  December 31,
($ millions) (unaudited)                                                    2004          2003
------------------------                                               ---------  ------------
                                                                                    (restated)
ASSETS
Current assets
  Cash                                                                        --            --
  Accounts receivable                                                        832           495
  Inventories
    Crude oil,products and merchandise                                       520           497
    Materials and supplies                                                    84            83
Prepaid expenses                                                              99            81
                                                                           -----         -----
                                                                           1 535         1 156
Investments,long-term receivables and other                                  442           455
Properties,plant and equipment                                             7 901         7 937
                                                                           -----         -----
TOTAL ASSETS                                                               9 878         9 548
                                                                           =====         =====
LIABILITIES

Current liabilities
  Short-term borrowings                                                      140          149
  Accounts payable and accrued liabilities                                 1 130        1 157
  Income and other taxes payable                                             318          255
  Current portion of asset retirement and other long-term obligations         32           17
  Current portion of long-term debt                                          728          734
                                                                           -----        -----
                                                                           2 348        2 312
Asset retirement and other long-term obligations                             382          395
Long-term debt                                                                 2            2
Future income tax                                                          1 293        1 301
                                                                           -----        -----
TOTAL LIABILITIES                                                          4 025        4 010
                                                                           =====        =====
SHAREHOLDERS' EQUITY

Capital stock

  100 4% Preference Shares                                                     1            1
  275 254 273 Common Shares (2003 - 275 042 159)                             492          480
Contributed surplus                                                           17           12
Retained earnings                                                          5 343        5 045
                                                                           -----        -----
TOTAL SHAREHOLDERS' EQUITY                                                 5 853        5 538
                                                                           =====        =====
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 9 878        9 548
                                                                           =====        =====



 10   SHELL CANADA LIMITED  First-Quarter Results

SEGMENTED INFORMATION

                                                                                         First Quarter
                                                ----------------------------------------------------------------------------------
                                                                  Exploration
                                                    Total        & Production       Oil Sands      Oil Products        Corporate
($ millions) (unaudited)                         2004     2003    2004     2003    2004    2003     2004     2003     2004    2003
------------------------                        ----------------------------------------------------------------------------------
                                                      (restated)       (restated)       (restated)       (restated)       (restated)
REVENUES
Sales and other operating revenues              2 492    2 450    500      570     252      27     1 738    1 828       2       25
Inter-segment transactions                         --       --     26       49     260       1        92       53      --       --
Dividends, interest and other income               22        7      1        2      --      --         4        5      17       --
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----
TOTAL REVENUES                                  2 514    2 457    527      621     512      28     1 834    1 886      19       25
                                                =====    =====  =====    =====   =====   =====     =====    =====   =====    =====
EXPENSES
Cost of goods sold                              1 277    1 436     --       --     145       1     1 128    1 434       4        1
Transportation                                     78       66     78       66      --      --        --       --      --       --
Inter-segment transactions                         --       --     36       46      68      33       274       24      --       --
Operating, selling and general                    422      417     75       80     125     124       213      205       9        8
Exploration                                        11       21     11       21      --      --        --       --      --       --
Depreciation, depletion,
     amortization and retirements                 174      146     91       68      40      32        43       46      --       --
Interest on long-term debt                          5        8     --       --      --      --        --       --       5        8
Other interest and financing charges                4        9     --       --      --      --        --       --       4        9
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----
TOTAL EXPENSES                                  1 971    2 103    291      281     378     190     1 658    1 709      22       26
                                                =====    =====  =====    =====   =====   =====     =====    =====   =====    =====
EARNINGS (LOSS)
Earnings before income tax                        543      354    236      340     134    (162)      176      177      (3)      (1)
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----
Current income tax                                183      110    103      127       3     (99)       76       88       1       (6)
Future income tax                                  (8)      31    (23)      11      35      42       (18)     (28)     (2)       6
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----
Total income tax                                  175      141     80      138      38     (57)       58       60      (1)      --
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----
EARNINGS (LOSS)                                   368      213    156      202      96    (105)      118      117      (2)      (1)
                                                =====    =====  =====    =====   =====   =====     =====    =====   =====    =====
TOTAL ASSETS                                    9 878    9 831  2 816    2 833   3 749   3 828     3 577    3 607    (264)    (437)
CAPITAL EMPLOYED (1)                            6 723    6 920  1 846    1 747   2 987   3 230     2 157    2 159    (267)    (216)
                                                -----    -----  -----    -----   -----   -----     -----    -----   -----    -----

(1) Capital employed is the total of equity, long-term debt and short-term borrowings.


11    SHELL CANADA LIMITED  First-Quarter Results

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      (unaudited)


 1.   ACCOUNTING POLICIES
      These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2003, except as described in note 2 and note 3.

 2.   CHANGE IN ACCOUNTING POLICY

      ASSET RETIREMENT OBLIGATIONS
      Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings over the life of the asset.

      The total undiscounted amount of the estimated cash flows required to settle the obligations is $474 million, which has been discounted using a credit-adjusted risk free rate of six per cent. The requirement to settle the obligations can occur during the asset's life but most of the obligations will not be settled until the end of the asset's useful life, which can exceed 25 years in some circumstances.

      The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact of this change on the December 31, 2003, Consolidated Balance Sheet is an increase in property, plant and equipment of $71 million, an increase in asset retirement and other long-term obligations of $191 million, a reduction in future income taxes of $41 million and a reduction in retained earnings of $79 million. This new standard will not have a material impact on the Corporation's future earnings.

      DERIVATIVE INSTRUMENTS
      Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, Hedging Relationships. This pronouncement establishes the criteria that must be met before an entity can apply hedge accounting to certain derivative financial instruments. This guideline has been applied on a prospective basis and its impact is less than $1 million pre-tax on the Corporation's results in the first quarter of 2004.

 3.   CHANGE IN ACCOUNTING ESTIMATE
      The Corporation depreciates the costs related to the Oil Sands upgrader on a straight-line basis over the upgrader's estimated useful life. Prior to 2004, the useful life of the upgrader was estimated to be 30 years. Effective January 1, 2004, management revised the estimate of the upgrader's useful life to 40 years based on a view that there will be bitumen supply readily available, through the Corporation's equity supplies or other sources, for upgrader operation beyond the original estimate of useful life. This change in accounting estimate is being applied on a prospective basis. The impact of this change will decrease 2004 depreciation expense by $17 million.

 4.   ACCOUNTING RECLASSIFICATION
      Effective January 1, 2004, and consistent with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, transportation costs for the Exploration & Production segment charged to customers are classified as revenues with the related transportation cost classified as transportation expense. Previously, these costs were netted against revenue. Transportation costs for the Oil Sands and Oil Products segments continue to be reported as cost of goods sold or operating expense, consistent with prior years.


12 SHELL CANADA LIMITED First-Quarter Results

 5.   EARNINGS PER SHARE

                                                               First Quarter
                                                           2004         2003
                                                        ---------    ---------
                                                                    (restated)
Earnings ($ millions)                                       368          213
Weighted average number of Common Shares (millions)         275          276
Dilutive securities (millions)
   Options under long-term incentive plan                     2            1
Basic earnings per share ($ per share)                     1.34         0.77
Diluted earnings per share ($ per share)                   1.33         0.77


 6.   STOCK-BASED COMPENSATION

      In 2004, the Corporation granted 1,696,500 options with an exercise price of $62.55. Of the 2004 options, 281,000 are performance based. The fair value of the options granted in 2004 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 3.82 per cent, expected life of six years, volatility of 19.4 per cent and a dividend yield of 1.61 per cent.

      In the fourth quarter of 2003, the Corporation adopted expensing of stock options on a prospective basis, pursuant to the amendments to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The previous quarters of 2003 were restated.

      The impact of expensing stock options on after-tax earnings for the first quarter of 2004 was $5 million (2003 - $3 million).

      For options granted in 2002, had the Corporation included the effects of stock-based compensation in earnings for the first quarter of 2004, after-tax earnings and basic earnings per share would have decreased by $2 million (2003 - $2 million) to $366 million (2003 - $211 million) or by $0.01 (2003 - $0.01) to $1.33 (2003 - $0.76), respectively. No effect was included for awards granted prior to January 1, 2002.

 7.   COMMON SHARES BUY-BACK

      On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two per cent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The purpose of the bid was to counter dilution of Common Shares under Shell's employee stock option program. The bid began on February 7, 2003, and ended on February 6, 2004. In 2004, 157,100 shares (2003 -
      1,370,900) were repurchased and cancelled at market prices for a total cost of $9 million (2003 - $71 million).

 8.   SALE OF ACCOUNTS RECEIVABLE

      During the first quarter of 2004, the Corporation decreased the receivables sold under its accounts receivable securitization program by $216 million to $365 million. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at March 31, 2004.


 13  SHELL CANADA LIMITED  First-Quarter Results

[LOGO SHELL CANADA LIMITED]

          FOR INFORMATION:

          Investor Relations
          Shell Canada Limited
          Shell Centre, 400 - 4th Avenue S.W.
          Calgary, Alberta T2P 0J4
          Telephone (403) 691-2175
          Web site www.shell.ca